                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                 Telident, Inc.
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                                (Name of Issuer)


              Common Stock, Series III Convertible Preferred Stock
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                         (Title of Class of Securities)


                                    87993103
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                                 (CUSIP Number)

                                Karlin S. Symons
                       Kaplan, Strangis and Kaplan, P.A.
                              5500 Norwest Center
                             Minneapolis, MN  55402
                                 (612) 375-1138
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 10, 1998
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

---------------------------
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                            (Continued on following pages)

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
----------------------------------             --------------------------------
 CUSIP No.        87993103           13D            Page  2   of  87  Pages
----------------------------------             --------------------------------
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
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FAMCO III LIMITED LIABILITY COMPANY, I.R.S. ID# 41-1881461
       Family Financial Strategies, Inc., as its Manager, I.R.S. ID# 41-1835679
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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 3     SEC USE ONLY
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 4     SOURCE OF FUNDS*

       WC, BK
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 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                    / /
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                7   SOLE VOTING POWER

                    1,052,189 shares of Common Stock, 200,000 shares of Series
                    III Convertible Preferred Stock, Warrants for 512,500
   NUMBER OF        shares of Common Stock
    SHARES      ---------------------------------------------------------------
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
     EACH           0
   REPORTING    ---------------------------------------------------------------
    PERSON      9   SOLE DISPOSITIVE POWER
     WITH
                    1,052,189 shares of Common Stock, 200,000 shares of Series
                    III Convertible Preferred Stock, Warrants for 512,500
                    shares of Common Stock
                ---------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0
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 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,052,189 shares of Common Stock, 200,00 shares of Series III
       Convertible Preferred Stock
-------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
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 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       37.8% of Common Stock, 100% of Series III Convertible Preferred Stock
-------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       OO, IA, CO
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
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     FAMCO III LIMITED LIABILITY COMPANY ("FAMCO III") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on August 1, 1997, with respect to its beneficial ownership of shares of common stock par value $.08 per share ("Common Stock") and Series III Convertible Preferred Stock par value $.08 per share, of Telident, Inc., a Minnesota corporation.

     Item 1 of the Schedule 13D is hereby amended and restated as follows:

Item 1:   Security and Issuer.

     (a)  NAME OF ISSUER

          Telident, Inc.
          Common Stock, Series III Convertible Preferred Shares and Warrant for Common Stock

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          10 Second Street NE
          Suite 212
          Minneapolis, Minnesota 55413

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5:   Interest in Securities of the Issuer.

          FAMCO III

          (a) Amount Beneficially Owned: 1,052,189 shares of Common Stock, 200,000 shares of Series III Convertible Preferred Stock, Warrants for 512,500 shares of Common Stock. FAMCO III became the beneficial owner of 1,052,189 shares of Common Stock by the conversion of 277,778 shares of Series II Preferred Convertible Preferred Stock.

          (b) Of the shares owned by Famco III, Famco III has the power to vote as follows:

               (i) Sole power to vote or direct the vote - 1,052,189 shares of Common Stock, 200,000 shares of Series III Convertible Preferred Stock plus 512,500 shares of Common Stock if Warrants are exercised
               (ii)      Shared power to vote or direct the vote - 0
               (iii) Sole power to dispose or direct the disposition of -1,052,189 shares of Common Stock, 200,000 shares of Series III Convertible Preferred Stock plus 512,500 shares of Common Stock if Warrants are exercised

                                  Page 3 of 87 Pages

               (iv)      Shared power to dispose or direct the disposition of -
                         0

               FFS is a beneficial owner solely by virtue of being the Manager of Famco III.

          (c) RECENT TRANSACTIONS. On August 10, 1998 Famco III acquired 200,000 shares of Series III Convertible Preferred Stock and a Warrant for 200,000 shares of Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.


     Item 7 of the Schedule 13D is hereby amended and restated to read as follows:

Item 7:   Material to be Filed as Exhibits.

          (1)  Joint Filing Agreement

          (2)  Promissory Note

          (3)  Stock Purchase Agreement

                                    Page 4 of 87 Pages

                                      SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUST 17, 1998                    FAMCO III LIMITED LIABILITY COMPANY
                                   By its Manager
                                   Family Financial Strategies, Inc.



                                   By: /s/ John D. Wunsch
                                      -----------------------------------------
                                      Its: President and Chief Executive Officer

                                    Page 5 of 87 Pages

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                                    Exhibit Index

Exhibit
Number              Description
---------           ------------------------------------
1                   Joint Filing Agreement

2                   Promissory Note

3                   Stock Purchase Agreement

                                   Page 6 of 87 Pages